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                                                                   EXHIBIT 23.8

                      [LETTERHEAD OF FORRESTER RESEARCH]

                               October 16, 1998

USWeb Corporation
2880 Lakeside Drive, Suite 300
Santa Clara, California 95054
Attn: Carolyn Aver, CFO

   Re: Consent to Quote Forrester Research Statement

Dear Carolyn:

  Thanks for the request regarding a quote from us to be used in the USWeb/CKS S-4 registration statement (and related contemporaneous SEC filings). Although neither we nor anyone else can be certain about how the market will ultimately develop, we believe that we have researched this market and the relevant trends thoroughly and made reasonable assumptions about the number of companies that will adopt Intranets and the speed and cost of such implementation. We consent to your attribution to Forrester Research of the two attached sentences regarding our expectations of the future development of the Intranet services market and to the inclusion of these sentences in the USWeb/CKS S-4 registration statement (and related contemporaneous SEC filings).

                                          Sincerely,

                                          /s/ Mark Shirer
                                          Mark Shirer, Public Relations
                                           Manager
                                          Forrester Research, Inc.
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                           EXHIBIT A TO EXHIBIT 23.8

  1.) Forrester Research, Inc. ("Forrester") estimates that the worldwide market to build business-to-business Internet sites that support transactions and dynamic trading processes will increase from $253 million in 1998 to $2.7 billion in 2002.

  2.) Forrester expects the shift to electronic commerce will drive the worldwide Internet development services market from $4 billion in 1998 to $15 billion by 2002.